UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bond Laboratories, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

09789A204

(CUSIP No.)

November 30, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09789A204

1) Name of Reporting Persons.

Vicis Capital, LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization

Delaware

Number of	5) Sole voting power	None
Shares
Beneficially	6) Shared voting power	None
Owned by
Each Reporting	7) Sole dispositive power	None
Person
With	8) Shared dispositive power	None

9) Aggregate Amount Beneficially Owned by Each Reporting Person

None

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions) ☐

11) Percent of Class Represented by Amount in Row (9)

0.0%

12) Type of reporting person.

IA

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SCHEDULE 13G

VICIS CAPITAL, LLC

BOND LABORATORIES, INC.

Item 1(a)	Name of Issuer:
Bond Laboratories, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
4509 S. 143rd Street, Suite 1
Omaha, NE 68137

Item 2(a)	Name of Person Filing:
Vicis Capital, LLC
Item 2(b)	Address of Principal Business Office or, if none, Residence:
445 Park Avenue, Suite 1043
New York, NY 10022
Item 2(c)	Citizenship:
Vicis Capital, LLC is a Delaware limited liability company
Item 2(d)	Title of Class of Securities:
Common Stock, $0.01 par value per share
Item 2(e)	CUSIP Number:
09789A204
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Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount Beneficially Owned:
No shares of the Issuer's Common Stock are beneficially owned by Vicis Capital, LLC as of the date of the filing of this Amendment.

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(b)	Percent of Class:
0.0%.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

None.

(ii) Shared power to vote or to direct the vote

None.

(iii) Sole power to dispose or to direct the disposition of

None.

(iv) Shared power to dispose or to direct the disposition of

None.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable. No securities are beneficially owned as of the date of the filing of this Amendment.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013.

VICIS CAPITAL, LLC

/s/ Andrew Comito

Name: Andrew Comito

Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.

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